UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated July 15, 2013.	2

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

RELEVANT EVENT

Grifols (“the Company”) informs that Moody’s Investors Services has upgraded to Ba2 the Grifols Corporate Family Rating, to Ba1 the senior secured and to B1 the senior unsecured ratings of its bank and bond instruments respectively. The outlook on the ratings is stable.

According to Moody’s, the rating upgrade reflects strong levels of operating trading and continued progress made by the Company in achieving planned synergies from the acquisition of Talecris Biotherapeutics Holding Corp which was announced in June 2010 and completed in June 2011, positioning the combined group as the number three player in the plasma-derivatives industry. The rating action also reflects the sustainably high profitability that in turn enables Grifols to generate positive free cash flows that have led to a strongly increased cash position.

The stable outlook incorporates Moody’s assumption that Grifols would use a large part of its high and further increasing cash balance to materially reduce its outstanding debt in 2014 and optimize funding costs as part of a likely refinancing. Moody’s expects that leverage levels will improve materially over the next 12 months.

In Barcelona, on this 15th July 2013

Raimon Grifols Roura
Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 15, 2013

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